Exhibit 99.1

Nano Dimension Partners with Cadlog to Distribute Nano Dimension’s DragonFly 2020 Pro 3D Printer in Italy

NESS ZIONA, Israel, September 25, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., intends to collaborate with Milan-based Cadlog Srl. Cadlog to develop the commercial and service infrastructure to commence sales of the DragonFly™ 2020 Pro 3D Printer in Italy.

Headquartered in Milan, Italy, Cadlog is an industry-leading distributor of software tools, support and training services for control and optimization of electronics design and production flows in southern Europe.

“Cadlog is dedicated to finding leading-edge solutions that help companies in the electronics design and manufacturing industries eliminate product development errors, optimize workflows and improve time-to-market,” said Filippo d’Agata, CEO of Cadlog. “Nano Dimension’s DragonFly 2020 Pro 3D Printer not only allows designers to produce complex circuits for prototyping without the design constraints of traditional design and manufacturing processes, but it also offers significant improvements in workflows, making it excellent for agile electronics development and a perfect fit for our new and existing customer base.”

“We are extremely pleased to expand our footprint to Italy through our partnership with Cadlog, a well-established and respected company with years of experience working in the PCB design and manufacturing industries,” said Simon Fried, CBO of Nano Dimension. “Their complementary range of software and educational services make them the ideal choice for our DragonFly 2020 Pro 3D Printer.”

The DragonFly 2020 Pro 3D Printer enables companies involved in electronics to take control of their development cycles and realize the benefits of fast, secure and cost-effective agile electronics development. With the DragonFly 2020 Pro, designers and engineers can now innovate rapidly from proof of concept through design validation to test fixtures by 3D printing their own multilayer PCBs.

About Cadlog

Cadlog delivers high-quality software tools and services, including support and training, for the control and optimization of the electronics industry design and production flows. Being present in the market since 1986, Cadlog professionals have 31 years of experience in the electronics industry, with specific know-how in PCB design, engineering and assembly. Cadlog’s mission is to offer solutions to transform customers’ issues into growth opportunities.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements.  For example, Nano Dimension is using forward-looking statements in this press release when it discusses collaboration with Cadlog to develop the commercial and service infrastructure to commence sales of the DragonFly 2020 3D Printer in Italy, and expanding its footprint to Italy through partnership with Cadlog. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties.  Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com